UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                MarketWatch, Inc.
                        (formerly MarketWatch.com, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 21, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 2 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS

        SUMNER M. REDSTONE

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 3 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        NATIONAL AMUSEMENTS, INC.
        I.R.S. Identification No. 04-2261332
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Maryland

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 4 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        NAIRI, INC.
        I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 5 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        VIACOM INC.
        I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 6 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        WESTINGHOUSE CBS HOLDING COMPANY, INC.
        I.R.S. Identification No. 25-1776511
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 7 of 11 Pages
----------------------------                           -------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CBS BROADCASTING INC.
        I.R.S. Identification Nos. 13-0590730
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
        (a) [ ]
        (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY


--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)

        N/A

--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [ ]

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               0

    NUMBER OF         ----------------------------------------------------------
     SHARES               8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH
    REPORTING         ----------------------------------------------------------
     PERSON               9    SOLE DISPOSITIVE POWER
      WITH
                               0

                      ----------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0

--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0

--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0

--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (See Instructions)

        CO
--------------------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 8 of 11 Pages
----------------------------                           -------------------------


Item 1.  Security and Issuer

         This Amendment No. 2 (this "Amendment") hereby amends and supplements the Statement on Schedule 13D, as amended, originally filed with the Securities and Exchange Commission on January 26, 2004 (the "Schedule 13D") by Mr. Sumner
M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of MarketWatch, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 825 Battery Street, San Francisco, CA 94111. This Amendment relates to the consummation of the merger of the Issuer with a wholly-owned subsidiary of Dow Jones & Company, Inc., as a result of which all Common Shares of the Issuer held by the Reporting Persons were converted automatically into the right to receive $18.00 per share.

-----------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Considerations

         Item 3 is hereby amended by deleting the last sentence thereof.

-----------------------------------------------------------------------------
Item 4.  Purpose of Transaction

         Item 4 is hereby amended in its entirety to read as follows:

         "As announced by the Issuer, pursuant to a merger agreement dated November 14, 2004, among Dow Jones & Company, Inc. ("Dow Jones"), Golden Acquisition Corp. ("Golden") and the Issuer (the "Merger Agreement"), the Issuer merged with Golden, a wholly-owned subsidiary of Dow Jones, with the Issuer surviving the merger as a wholly-owned subsidiary of Dow Jones. Each outstanding share of the Issuer's Common Shares, including the Common Shares beneficially owned by the Reporting Persons, was converted automatically into the right to receive $18.00 cash, without interest."

-----------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer

         Item 5 is amended in its entirety to read as follows:

         "(a) and (b) As announced by the Issuer, pursuant to the Merger Agreement, the Issuer merged with Golden, a wholly-owned subsidiary of Dow Jones, with the Issuer surviving the merger as a wholly-owned subsidiary of Dow Jones. Each outstanding share of the Issuer's Common Shares, including the Common Shares beneficially owned by the Reporting Persons, was converted automatically into the right to receive $18.00 cash, without interest."

         "(e) On January 21, 2005, upon the closing of the merger described hereinabove, the Reporting Persons ceased to own any Common Shares or other securities of the Issuer."

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 9 of 11 Pages
----------------------------                           -------------------------


Item 7.  Material to be Filed as Exhibits

         Exhibit No.    Description
         1              Joint Filing Agreement, dated January 26, 2004, among
                        CBS Broadcasting Inc., Westinghouse CBS Holding Company,
                        Inc., Viacom Inc., NAIRI, Inc., National Amusements,
                        Inc. and Sumner M. Redstone (filed herewith).

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 10 of 11 Pages
----------------------------                           -------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 25, 2005

                                      CBS Broadcasting Inc.

                                      By :  /s/ Michael D. Fricklas
                                           -------------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                      Westinghouse CBS Holding Company, Inc.

                                      By :  /s/ Michael D. Fricklas
                                           -------------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                      Viacom Inc.

                                      By :  /s/ Michael D. Fricklas
                                           -------------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                      NAIRI, Inc.

                                      By :  /s/ Sumner M. Redstone
                                           -------------------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and President


                                      National Amusements, Inc.

                                      By :  /s/ Sumner M. Redstone
                                           -------------------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and Chief Executive
                                                    Officer


                                       /s/ Sumner M. Redstone
                                      ------------------------------------------
                                      Sumner M. Redstone
                                      Individually

----------------------------                           -------------------------
CUSIP No.  570619106                                      Page 11 of 11 Pages
----------------------------                           -------------------------


                                  EXHIBIT INDEX
                                  -------------



         Exhibit No.    Description

         1 Joint Filing Agreement, dated January 26, 2004, among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).